

Bill Hudenko · 3rd

C-Level Executive | CEO | CSO | CTO | Technology and Mental Health | Professor of Psychological & Brain Sciences at Dartmouth College

Lyme, New Hampshire, United States ·

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Dartmouth College

Vanderbilt University

Experience

Research Assistant Professor
Dartmouth College
2012 – Present · 9 yrs
Hanover, NH

Department of Psychological & Brain Sciences

Adjunct Assistant Professor
Dartmouth Medical School
Sep 2011 – Present · 10 yrs
Hanover, NH

Chief Executive Officer

Trusst
Oct 2020 – Present · 11 mos
Hanover, NH

Member Of The Board Of Advisors
Ignite Mental Health (Harvard Innovation Labs VP 2020, non-profit) · Part-time
Sep 2020 – Present · 1 yr
Cambridge, Massachusetts, United States

Voi
3 yrs 10 mos

Chief Science Officer
Nov 2017 – Present · 3 yrs 10 mos
Hanover, NH

Chief Executive Officer
Mar 2019 – Oct 2020 · 1 yr 8 mos
Hanover, New Hampshire

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Education

Vanderbilt University
Ph.D., Clinical Psychology
1998 – 2004

Dartmouth College

PostDoc, Clinical Psychology
2004 – 2005

University of Michigan
B.A., Psychology
1994 – 1998